Exhibit 99.36

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

February 23, 2021

Item 3:	News Release

The news release was disseminated on February 23, 2021, through the news dissemination services of Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company announced recently received drill results from the Lotto Zone, drilled as part of the Company’s ongoing 200,000 m diamond drill program at its 100% owned Queensway Project, located on the Trans-Canada Highway 15 km west of Gander, Newfoundland..

Item 5:	Full Description of Material Change

Please see the news release attached hereto as Schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company, at 604-562-9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

February 23, 2021

Schedule “A”

New Found Intercepts 224.7 g/t Au over 2.45m at Lotto

Vancouver, BC, February 23, 2021: New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, OTC: NFGFF) is pleased to announce recently received drill results from the Lotto Zone (“Lotto”), drilled as part of the Company’s ongoing 200,000 m diamond drill program at its 100% owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15 km west of Gander, Newfoundland (Figure 1).

Highlights

•	Highlights from these drill intercepts are summarized below.

Table 1: Lotto summary results

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)
NFGC-20-20	100.3	103.3	3.00	5.31
NFGC-20-27	222.9	224.9	2.00	31.3
NFGC-20-50	43.7	45.8	2.10	65.3
NFGC-21-100	118.0	120.5	2.45	224.7
Previously Reported
NFGC-20-17	35.3	40.0	4.75	41.2
And	57.0	62.1	5.15	25.4

* Note that the true width of the mineralization is uncertain, but host structures are interpreted to be steeply dipping implying true widths in the range of 70% of reported intercepts. Intervals are calculated at a 1 g/t Au cut-off grade and minimum width of 2m, grades have not been capped in the averaging, maximum dilution allowed is 2m.

•	The intercept in NFGC-21-100 included over 250 disseminated flakes of visible gold and fine fracture coatings, with similar mineralogy to other high-grade drill intervals along the Appleton Fault.

•	High-grade intercepts to date at Lotto are interpreted to primarily occur in a network of secondary, generally north-south striking, structures. Veining on some of these structures is interpreted as continuous over up to at least 300m of strike and open (Figure 2).

•	Thickening and higher grades appear to correlate to fault splays and the intersection of subvertical structures. The high-grade intervals in Holes 17, 50, and 100 are interpreted to occur over such a vertically oriented zone. Drilling at Lotto will continue to step-out to depth on identified zones, and will also test for additional high-grade zones focused on projected structural intersections and fault splays.

•	Drilling is also targeting the Lotto Baseline Fault for gold mineralization similar to that being drilled in the Keats Baseline Fault. Keats also exhibits a series of mineralized secondary structures surrounding the broader Keats Baseline Zone mineralization. Drill definition of high grade gold in secondary structures at Lotto will be utilized to vector to targets in the Lotto Baseline Fault itself.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 1

Greg Matheson, Chief Operating Officer of New Found, stated: “Hole NFGC-21-100 returned some of the highest grades found to date at Queensway and as such is an outstanding result. Multiple high grade drill intervals have now been encountered in a network of secondary structures, with high grade interpreted to be focused on fault splays and structural intersections. This interpretation is guiding the step out drilling on high grade intervals at Lotto as well as helping to identify additional targets of this type. This network of secondary faults has been projected over an approximately 300m x 200m area at Lotto and remains open in all directions.

The Lotto Baseline Fault appears analogous to the Keats Baseline Fault and we continue to pursue possible high grade mineralization in this broader, more primary structure. Drilling at Queensway will continue to test a corridor up to 500 m wide encompassing +12 high-grade targets identified along the east side of the Appleton Fault Zone from Lotto to the Keats discovery 2 km to the south, and then another 2km south to the area of Knob (see Figure 1). The understanding of controls on high-grade mineralization being advanced at Lotto and Keats will help guide us as we explore this 4km corridor.”

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 2

656000
658000
660000
5430000
5428000
5426000
N
Zone 36
Trench 26
Lotto
Powerline
Little
Dome
Road
1
Cokes
Keats
Appleton Fault Zone
Bowater
The Knob
Golden Bullet
Letha
Grouse
Glen Eagles
0
500
1,000 m
Legend
Queensway North project
Gold associated faults
Geophysically interpreted faults
Trans-Canada Highway
Drill hole/grab/trench sample assays
Au (g/t)
<0.1
0.1 - 0.5
0.5 - 1.0
1.0 - 5.0
>5.0
CRS: NAD83 (EPSG 4269)
Date drafted: 21-02-2021

Figure 1: Lotto Zone location and other target areas along the Appleton Fault Zone

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 3

Figure 2: Interpreted faults, veining and assay results at Lotto

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 4

Drill-hole Details

Table 2: Summary of results reported in this release

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-20-20	100.25	103.25	3.00	5.3	Lotto
Including	100.60	101.30	0.70	15.6	Lotto
NFGC-20-22	91.50	99.90	8.40	1.3	Lotto
NFGC-20-24	35.00	37.00	2.00	2.0	Lotto
	42.30	45.40	3.10	1.3	Lotto
	138.10	140.30	2.20	1.2	Lotto
NFGC-20-27	156.00	158.10	2.10	1.7	Lotto
	222.90	224.90	2.00	31.3	Lotto
NFGC-20-31	45.70	52.00	6.30	1.0	Lotto
NFGC-20-35				NSV	Lotto
NFGC-20-39				NSV	Lotto
NFGC-20-42	40.50	42.80	2.30	1.2	Lotto
	108.00	112.55	4.55	1.4	Lotto
NFGC-20-44	70.15	72.15	2.00	2.1	Lotto
	**238.55	245.05	6.50	18.1	Lotto
NFGC-20-47	15.25	18.00	2.75	1.4	Lotto
	29.35	31.35	2.00	1.1	Lotto
	34.45	37.60	3.15	2.5	Lotto
	42.00	45.10	3.10	1.1	Lotto
NFGC-20-50	43.65	45.75	2.10	65.3	Lotto
NFGC-20-100	118.00	120.45	2.45	224.7	Lotto

* Note that the true width of the mineralization is uncertain, but host structures are interpreted to be steeply dipping implying true widths in the range of 70% of reported intercepts. Intervals are calculated at a 1 g/t Au cut-off grade and minimum width of 2m, grades have not been capped in the averaging, maximum dilution allowed is 2m.

** Interval previously released on January 14, 2021.

Table 3: Details of drill holes reported in this release

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-17	302	-46	354	658 931	5 428 990
NFGC-20-20	300	-45	190	658 973	5 428 962
NFGC-20-22	300	-45	214	658 963	5 428 996
NFGC-20-24	300	-45	258	658 936	5 428 954
NFGC-20-27	300	-45	465	658 946	5 428 920
NFGC-20-31	300	-45	258	658 878	5 428 902
NFGC-20-35	300	-45	240	658 921	5 428 876
NFGC-20-39	300	-45	164	658 885	5 429 156
NFGC-20-42	300	-45	177	658 933	5 429 100
NFGC-20-44	300	-45	294	658 956	5 429 030
NFGC-20-47	300	-45	98	658 922	5 428 995
NFGC-20-50	300	-45	92	658 927	5 428 981
NFGC-21-100	300	-45	258	658 979	5 428 930

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 5

Expansion of Queensway Drill Program

New Found also announces that a fifth drill is now operating on the Queensway Project, with three additional drills expected to arrive over the next several weeks.

Sampling, Sub-sampling and Laboratory

True width of the mineralization is uncertain, but host structures are interpreted to be steeply dipping implying true widths in the range of 70% of reported intercepts. Selected intervals were submitted on a rush basis including the reported interval for NFGC-21-100. Additional assays for these holes will be reported once received. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cutoff of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer and a Qualified Person as defined under National Instrument 43-101. Mr Matheson consents to the publication of this announcement dated 23 February by New Found Gold. Mr Matheson certifies that this announcement fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15 km west of Gander, Newfoundland, and just 18 km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. With working capital of approximately C$72M the Company is well financed to continue its current 200,000-m drill program, with a planned increase from the current four drill rigs to eight drill rigs in Q1, 2021. New Found has a proven capital markets and mining team with major shareholders including Palisades Goldcorp (33%), Eric Sprott (18%), Novo Resources (11%), Rob McEwen (7%), other institutional ownership (8%), and management, directors, and insiders (4%).

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 6

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Phone: (604) 562 9664

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to further the exploration and drilling on the Company’s Queensway gold project in Newfoundland. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s reports, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 7